

07000669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 50417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: San Francisco Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5757 Wilshire Blvd., Suite 450
(No. and Street)

Los Angeles (City) California (State) 90036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Naum Voloshin (323) 930-9190
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606. (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Naum Voloshin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of San Francisco Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



DAVE BANERJEE
Commission # 1684521
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

Naum Voloshin
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 S 2007
WASH. D.C.
152
SECTION

SAN FRANCISCO SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2006

SAN FRANCISCO SECURITIES, INC.

Table Of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
San Francisco Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of San Francisco Securities, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Francisco Securities, Inc. as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2007

SAN FRANCISCO SECURITIES, INC.

Statement of Financial Condition
December 31, 2006

ASSETS

Cash (Note 1)	$ 47,749
Accounts receivable	12,014
Clearing deposit	42,201
Investments	1,258,170
Income tax benefit (Note 2)	523,253
Other assets	1,573
Total assets	$ 1,884,960

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$ 19,031
Due to affiliate	79,587
Total liabilities	98,618

STOCKHOLDER'S EQUITY:

Common stock	10,000
Additional paid in capital	2,916,978
Retained deficit	(1,140,636)
Total stockholder's equity	1,786,342
Total liabilities and stockholder's equity	$ 1,884,960

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Statement of Income
For the year ended December 31, 2006

REVENUES:	
Commission income	$ 272,827
Principal trading gain	112,768
Other income	40,042
Interest income	560
Total income	426,197
EXPENSES:	
Clearing changes	56,124
Professional fees	15,000
Commissions	193,379
Occupancy	15,252
Operations	47,586
Total expenses	327,341
NET INCOME BEFORE INCOME TAXES	98,856
INCOME TAX EXPENSE (Note 2)	(30,600)
NET INCOME	$ 68,256

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES. INC.

Statement of Stockholder's Equity
For the year ended December 31, 2006

	Common Stock	Additional Paid-in-capital	Retained Deficit	Total Stockholder's Equity
Beginning balance January 1, 2006	$ 10,000	$ 3,005,280	$ (1,208,892)	$ 1,806,388
Capital withdrawals		(88,302)		(88,302)
Net income			68,256	68,256
Ending balance December 31, 2006	$ 10,000	$2,916,978	($1,140,636)	$1,786,342

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 68,256
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	76,905
Clearing deposit	(1,446)
Investments	(109,982)
Income tax benefit	30,600
Other assets	(397)
Increase (decrease) in:	
Accounts payable	11,312
Due to affiliate	(7,817)
Total adjustments	(825)
Net cash provided by operating activities	67,431
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital withdrawals	(88,302)
Net cash used in financing activities	(88,302)
Decrease in cash	(20,871)
Cash at beginning of year	68,620
Cash at end of year	$ 47,749
Supplemental cash flow disclosure	
Interest	$0
Income taxes	$0

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

San Francisco Securities, Inc. (the "Company") was formed in California in 1997 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California.

The firm is a corporation whose sole shareholder is Naum Voloshin. The firm operated on a fully disclosed basis with another member firm, Penson Financial Services.

Summary of significant accounting policies:

Cash:
Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and equipment:
The company depreciates its assets over a useful life of seven years.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2006.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California.

Note 2: INCOME TAXES

The components of the income tax benefit for the year ended December 31, 2006 are as follows:

Tax benefit at December 31, 2005		(553,853)
Current income tax expense		30,607
Tax benefit at December 31, 2006	$ (523,253)	

Note 3: NET CAPITAL REQUIREMENT

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2006 the company had a net capital of $19,142 which is $12,567 in excess of the minimum of $6,575 required and its ratio of aggregate indebtedness ($98,618) to net capital was 5.15 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 4: FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent transactions on behalf of customer. If the transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different form the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counter-parties in the above situation. The Company's policy is to monitor its market exposure and counter-party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance of the Company's accounts.

SAN FRANCISCO SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2006

	Focus 12/31/06	Audit 12/31/06	Change
Stockholder's equity, December 31, 2006	$ 1,883,044	$ 1,786,342	$ 96,702
Subtract - Non allowable assets:			-
Accounts receivable	76,991	-	76,991
Investments	1,227,374	1,242,374	15,000
Income tax benefit	553,853	523,253	30,600
Other assets	1,573	1,573	-
Tentative net capital	23,253	19,142	(25,889)
Haircuts:	-	-	-
NET CAPITAL	23,253	19,142	4,111
Minimum net capital	7,095	6,575	520
Excess net capital	$ 16,158	$ 12,567	$ 4,631
Aggregate indebtedness	106,435	98,618	7,817
Ratio of aggregate indebtedness to net capital	4.58%	5.15%	

Changes are due to audit adjustments.

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

December 31, 2006

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
San Francisco Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of San Francisco Securities, Inc. for the year ended December 31, 2006, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by San Francisco Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
San Francisco Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2007

END